Exhibit 99.1
NINETOWNS REPORTS SECOND HALF AND
FULL YEAR 2010 FINANCIAL RESULTS
BEIJING, June 27, 2011 /PRNewswire-Asia/ — Ninetowns Internet Technology Group Company Limited (Nasdaq: NINE — News) (“Ninetowns” or the “Company”), one of China’s leading providers of online solutions for international trade, today reports its financial results for the six-month period and full year ended December 31, 2010.
Second Half 2010 Financial Highlights
•	Total net revenues were RMB40.5 million (US$6.1 million), representing a 2% decrease as compared to RMB41.2 million for the second half of 2009.
•	Net income was RMB19.3 million (US$2.9 million) as compared to a net loss of RMB1.6 million for the second half of 2009.
•	Basic and diluted net income per ADS (each ADS represents one ordinary share) were RMB0.53 (US$0.08) and RMB0.51 (US$0.07), respectively, compared to basic and diluted net loss per ADS of RMB0.05 for the second half of 2009.
Full Year 2010 Financial Highlights
•	Total net revenues were RMB78.9 million (US$12.0 million), representing a 1% decrease as compared to RMB79.6 million for 2009.
•	Net income was RMB12.3 million (US$1.9 million), as compared to net income of RMB1.3 million for 2009.
•	Basic and diluted net income per ADS were RMB0.34 (US$0.05) and RMB0.33 (US$0.05), respectively, compared to basic and diluted net income per ADS of RMB0.04 for 2009.
Second Half and Full Year 2010 Business Highlights
Enterprise Software:
Ninetowns continued to derive a large portion of its total net revenues from the sales and servicing of iDeclare packages, which is Ninetowns’ flagship import/export enterprise software solution. During the second half of 2010, the Company sold 610 iDeclare software packages and 8,470 iDeclare service contracts. In 2010, the number of small and medium size export enterprises operating in China continued to decrease despite the continued growth of China’s economy. Small and medium size export enterprises are our primary target customers for iDeclare.CIQ. The decrease in the number of small and medium size export enterprises, coupled with competition from the free software, caused our sales of iDeclare.CIQ to continue to decline significantly. For the full year 2010, the Company sold 1,140 iDeclare software packages and 16,670 iDeclare service contracts.
In addition, during the second half of 2010, Ninetowns sold 280 annual maintenance service contracts to users who are currently using the free software offered by the PRC Inspection Administration. For the full year 2010, Ninetowns sold 510 such maintenance service contracts, which represents a significant decrease from the 705 maintenance service contracts sold in 2009. These contracts average approximately US$250 per contract per year. The maintenance services include installation, remote technical support, automatic upgrades and user training. Ninetowns expects to continue to promote its paid maintenance services to the users of the free software offered by the PRC Inspection Administration.

Food Related Business:
In April 2010, we began offering our B2C organic food and other household products platform through our web portal, www.tootoo.cn. The platform was designed as an online grocery store which offers organic and other fresh and natural food products to consumers via delivery directly from farm to table. In addition, we focused on guaranteeing delivery of fresh produce from our warehouses directly to our customers located in a number of residential communities in Beijing. As our B2C food related business is still in the development it is uncertain whether we still successfully establish it as one of our primary businesses.
We have been offering our “guaranteed fresh” delivery services to a number of residential communities in Beijing. We utilize carefully planned delivery routes and various state-of-the-art refrigeration equipment and specially equipped vehicles to achieve “Unbroken Cold Chain Logistics” for our fresh food delivery service. We are able to efficiently control product storage and movement at a low cost through the use of our proprietary product tracking system, warehouse management system and delivery data management system, all of which are supported by advanced information technology.
Property Development Business:
On March 30, 2011, the Company acquired the land use rights for 141,000 square meters of undeveloped land in Huainan, Anhui Province, China. The total consideration was approximately RMB258 million (US$39 million). Ninetowns intends to develop a mixed-use real estate project tentatively named “Smarter Town” on the land. The Company intends to (i) design, develop, construct, market and sell certain retail and residential units, (ii) design and construct an “Internet of Things” exhibition park, and (iii) design and construct a community hospital.
The acquisition of the land use rights represents the first step in the Company’s newly launched property development business, a strategic initiative to capitalize on the growth of the real estate market in China. Through this initiative, the Company seeks to leverage its substantial experience in the technology field, including the Internet of Things (“IOT”) industry, and to capitalize on the emerging niche real estate market in China that integrates IOT related technology with community life and urban operations. Specifically, the Company plans to focus its real estate development projects on three product models: (i) intelligent residential communities, (ii) smarter senior living communities and (iii) e-commerce bio-system industrial parks, primarily in third and fourth-tier cities in China.
On April 22, 2011, Ninetowns announced that Dalian Aviation Changzheng Technology Development Co., Ltd. (“Dalian Changzheng”), a company in which the Company’s wholly-owned subsidiary, Beijing Ninetowns Ports Software and Technology Co., Ltd. (“Ninetowns Ports”) is a 70% shareholder, won the winning bid in a land auction held on April 11, 2011 in Dalian, Liaoning Province, China. As a result, Dalian Changzheng acquired the land use rights for two tracts of undeveloped land located in Dalian High and New Technology Industry Park. Collectively, the two tracts of land consist of approximately 20,973 square meters, and the land use rights were purchased for a total consideration of approximately RMB280 million (US$43 million).
Share Repurchase Program
On March 29, 2011, Ninetowns’ Board of Directors approved and authorized the Company to adopt a share repurchase plan that allows the Company to purchase up to US$5 million of its outstanding American Depositary Shares within the next two years.

Management Discussion
Mr. Shuang Wang, Chief Executive Officer of Ninetowns, commented: “Our results for the year were in-line with expectations, as we continued to focus on maximizing customer retention and the expansion of our customer base. We delivered a more diversified revenue mix for the full year, with a greater share of total revenues coming from our software development services and food related business. Nevertheless, the operating environment in our core enterprise software segment remains challenging. As such, we have worked diligently to identify and develop new growth areas for the Company, and we believe that our new real estate initiative provides us with such an opportunity.
Looking ahead to 2011 and beyond, we will continue to operate the enterprise software and food related businesses, and expect to generate a substantial portion of our revenue in the near to mid-term from those business segments. However, we believe our new real estate development initiative will provide us with a new long-term growth opportunity. The real estate market in China’s third and fourth-tier cities remains strong, supported by powerful macro-economic trends including rising GDP, increasing urbanization and growing disposable income. In addition, we have seen a growing worldwide trend towards increasing usages of cloud computing and the Internet of Things. We believe that these underlying drivers, coupled with our extensive IT industry experience, provide us with a new and unique growth opportunity. With a strong balance sheet and a clear strategy in place, we believe we are well positioned to capitalize on this opportunity to deliver long-term value for our shareholders.”
Mr. Tommy Fork, Chief Financial Officer of Ninetowns, commented, “We are pleased to report an improved performance for both the second half and full year. Despite continued operational headwinds, we remain focused on maximizing our existing revenue streams by leveraging our flexible pricing structure, continued product updates and enhancements and our nationwide service and support. We ended the year with a strong balance sheet and healthy cash position, which we believe will help support our new real estate initiative. We will continue to maintain a strict focus on cost controls, while prudently investing in our future growth.”
Second Half 2010 Financial Results
Total Net Revenues. Total net revenues decreased by 2% to RMB40.5 million (US$6.1 million) for the second half of 2010, from RMB41.2 million for the second half of 2009.
Net revenues from sales of enterprise software for the second half of 2010 were RMB25.4 million (US$3.8 million), representing 63% of total net revenues, as compared to RMB27.0 million for the second half of 2009. Net revenues from software development services were RMB12.0 million (US$1.8 million) for the second half of 2010, representing 29% of total net revenues, as compared to RMB10.9 million for the second half of 2009. Net revenues from the food related business were RMB3.1 million (US$0.5 million) for the second half of 2010, representing 8% of total net revenues, as compared to RMB3.3 million for the second half of 2009.
Gross Profit and Gross Margin. Gross profit was RMB29.2 million (US$4.4 million) for the second half of 2010, representing an increase of 2% as compared to RMB28.8 million for the second half of 2009.
Gross margin for the second half of 2010 was 72%, compared to 70% in the second half of 2009.
Operating Expenses. For the second half of 2010, total operating expenses were RMB51.4 million (US$7.8 million), representing a decrease of 25% from RMB68.6 million in the second half of 2009 primarily due to a significant reduction in our allowance for doubtful accounts in the second half of 2010.

Sales and marketing (“S&M”) expenses were RMB8.9 million (US$1.3 million) for the second half of 2010, representing an increase of 50% from RMB5.9 million for the second half of 2009. The increase was due to the increase in (i) salary expenses, and (ii) rental expense and transportation expense in the organic food business.
General and administrative (“G&A”) expenses were RMB35.4 million (US$5.4 million) for the second half of 2010, representing an increase of 4% from RMB33.9 million for the same period of 2009. This increase was due to increased share-based compensation charges.
Research and product development (“R&D”) expenses were RMB7.8 million (US$1.2 million) for the second half of 2010, representing an increase of 5% from RMB7.4 million for the same period of 2009. This increase was mainly attributable to an increase in rental and utility fees.
Reduction related to our allowance for doubtful accounts were RMB0.7 million (US$0.1 million) for the second half of 2010, compared to the allowance for doubtful accounts of RMB21.5 million for the same period of 2009. This decrease was due to the reduction in the amount of outstanding accounts receivable in 2010 compared to that of 2009.
Operating Loss. Operating loss for the second half of 2010 was RMB22.1 million (US$3.4 million), compared to an operating loss of RMB39.9 million for the second half of 2009. The decrease in operating loss was primarily due to the growth in gross profit and decrease in the provision for doubtful accounts in the second half of 2010.
Other Income. For the second half of 2010, other income, which primarily consists of interest income, gains on sales of short-term investments and disposal of investments under cost method, and changes in fair value of marketable options, amounted to RMB41.5 million (US$6.3 million), as compared to other income of RMB43.2 million for the same period in 2009.
Income from Continuing Operations before Income Tax. For the second half of 2010, income from continuing operations before income tax was RMB19.4 million (US$2.9 million), compared to income from continuing operations before income tax of RMB3.4 million for the same period in 2009.
Income Tax Expense. For the second half of 2010, income tax expense decreased to RMB0.8 million (US$0.1 million) from RMB4.1 million in 2009, which was primarily due to a provision for withholding tax on dividends paid by our Chinese subsidiaries to our overseas holding companies in 2009. There was no provision for withholding tax in 2010.
Net Income. For the second half of 2010, net income was RMB19.3 million (US$2.9 million), as compared to a net loss of RMB1.6 million for the second half of 2009. Basic and diluted net income per ADS for the second half of 2010 were RMB0.53 (US$0.08) and RMB0.51 (US$0.07), respectively, compared to basic and diluted net loss per ADS of RMB0.05 for the same period in 2009.
Full Year 2010 Financial Results
Total Net Revenues. Total net revenues for the full year 2010 were RMB78.9 million (US$12.0 million), representing a decrease of 1% compared to RMB79.6 million for the full year 2009.
Net revenue from enterprise software sales for the full year 2010 was RMB49.7 million (US$7.5 million), representing 63% of total net revenues, as compared to RMB58.4 million of total net revenues for the full year 2009. Net revenue from software development services for the full year 2010 was RMB23.8 million (US$3.6 million), representing 30% of total net revenues, as compared to RMB17.4 million for the full year 2009. Net revenue from the food related business for the full year 2010 was RMB5.4 million (US$0.8 million), representing 7% of total net revenues, as compared to RMB3.9 million for the full year 2009.

Gross Profit and Gross Margin. Gross profit was RMB61.9 million (US$9.4 million) for fiscal year 2010, as compared to RMB61.8 million for the full year 2009.
Gross margin for the full year 2010 was 78%, compared to 77% for the full year 2009.
Operating Expenses. For the full year 2010, total operating expenses increased by 4% to RMB124.5 million (US$18.9 million) from RMB119.4 million for the full year 2009.
S&M expenses increased by 21% to RMB16.7 million (US$2.5 million) for the full year 2010 from RMB13.8 million for the full year 2009. The increase was caused by the increase in (i) salaries and bonus of sales and marketing staff, and (ii) rental expense and transportation expense in the organic food business in 2010.
G&A expenses increased by 44% to RMB89.5 million (US$13.6 million) for the full year 2010 from RMB62.0 million for the full year 2009. This increase was resulted from increases in (i) salaries and bonus of management and administrative staff and (ii) share-based compensation charges relating to the share options and non-vested shares granted to our director, executive officers and certain employees in 2010.
For the full year 2010, R&D expenses decreased by 10% to RMB15.7 million (US$2.4 million) from RMB17.4 million for the full year 2009. This decrease was mainly attributable to a reduction in travelling and consultancy fees as a result of decrease in outsourcing projects in 2010.
Charges related to our allowance for doubtful accounts were RMB2.6 million (US$0.4 million) for the full year 2010, representing a significant decrease from RMB26.2 million for the full year 2009. Large reserves taken in 2009 coupled with the Company’s effort to collect all current period sales directly led to the decrease in our allowance for doubtful accounts which occurred during 2010.
Operating Loss. As a result, operating loss for the full year 2010 was RMB62.6 million (US$9.5 million), compared to an operating loss of RMB57.6 million for the full year 2009.
Other Income. For the full year 2010, other income, which primarily consists of interest income, gains on sales of short-term investments and disposal of investments under cost method, and changes in fair value of marketable options, amounted to RMB76.2 million (US$11.5 million), as compared to other income of RMB71.3 million for the full year 2009.
Income from Continuing Operations before Income Tax. For the full year 2010, income from continuing operations before income tax was RMB13.6 million (US$2.1 million), compared to income from continuing operations before income tax of RMB13.7 million for the full year 2009.
Income Tax Expense. For the full year 2010, income tax expense decreased to RMB0.9 million (US$0.1 million) from RMB4.1 million in 2009, which was primarily due to a provision for withholding tax on dividends paid by our Chinese subsidiaries to our overseas holding companies in 2009. There was no provision for withholding tax in 2010.
Net Income. For the full year 2010, net income was RMB12.3 million (US$1.9 million), compared to net income of RMB1.3 million for the full year 2009. Basic and diluted net income per ADS for the full year 2010 were RMB0.34 (US$0.05) and RMB0.33 (US$0.05), respectively, compared to basic and diluted net income per ADS of RMB0.04 for the full year 2009.

Deferred Revenue. Deferred revenue as of December 31, 2010 was RMB10.7 million (US$1.6 million), which remained stable compared to RMB10.5 million as of December 31, 2009.
Cash, Cash Equivalents and Term Deposits. Cash, cash equivalents and term deposits amounted to RMB508.8 million (US$77.1 million) as of December 31, 2010, compared to RMB498.4 million as of December 31, 2009. The increase was due to the positive cash flows from our operating and investing activities.
Currency Convenience Translation
The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the reader, is based on the noon buying rate in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2010, which was RMB6.60 to US$1.00. Certain comparative figures extracted from past releases are converted by using the rate as of the respective balance sheet date. The percentages stated in this earnings release are calculated based on Renminbi.
Investor Conference Call / Webcast Details
A conference call has been scheduled for 8:00 a.m. in Beijing on June 28, 2011. This will be 8:00 p.m. on June 27, 2011 in New York. During the call, time will be set-aside for analysts and interested investors to ask questions of executive officers.
The call may be accessed by dialing +1-617-213-8831 and the passcode is 70328243. A live webcast of the conference call will be available on our website at http://www.ninetowns.com/English. A replay of the call will be available from 11:00 a.m. Beijing time on June 28, 2011 (11:00 p.m. in New York on June 27, 2011) through 11:00 a.m. on July 5, 2011 in Beijing (11:00 p.m. in New York on July 4, 2011) by telephone at +1-617-801-6888 and through www.ninetowns.com/english. The passcode to access the call replay is 11344027.
About Ninetowns Internet Technology Group Company Limited
Ninetowns (Nasdaq: NINE-News) is a leading provider of online solutions for international trade, with its key services in automating import/export e-filing. Ninetowns has been listed on the NASDAQ Stock Exchange since December 2004 under the symbol “NINE”. More information can be found at www.ninetowns.com/English.
Forward-Looking Statements
Certain statements in this press release include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project” or “continue” or the negative thereof or other similar words. All forward-looking statements involve risks and uncertainties, including, but not limited to, customer acceptance and market share gains; competition from companies that have greater financial resources; introduction of new products into the marketplace by competitors; successful product development; dependence on significant customers; the ability to recruit and retain quality employees as the Company grows; and economic and political conditions globally. Actual results may differ materially from those discussed in, or implied by, the forward-looking statements. The forward-looking statements speak only as of the date of this release and the Company assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.

For more information, please contact:

Helen Wu	Investor Relations (HK):
Investor Relations	Mahmoud Siddig, Managing Director
Ninetowns Internet Technology Group	Taylor Rafferty
Company Limited	Tel: +852-3196-3712
Tel: +86-10-6589-9287	Email: ninetowns@taylor-rafferty.com
Email: ir@ninetowns.com

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2009, JUNE 30, 2010 AND DECEMBER 31, 2010
(In thousands, except share-related data)

	For the six months ended
	Dec. 31,		Dec. 31,		Jun. 30,		Jun. 30,		Dec. 31,		Dec. 31,
	2009		2009		2010		2010		2010		2010
	RMB		US$		RMB		US$		RMB		US$
	(unaudited)		(unaudited)		(unaudited)		(unaudited)		(unaudited)		(unaudited)
Total net revenues		41,233		6,041		38,448		5,670		40,459		6,130
Total cost of revenues		(12,461)		(1,826)		(5,828)		(860)		(11,226)		(1,701)

Gross profit		28,772		4,215		32,620		4,810		29,233		4,429

Selling and marketing expenses		(5,914)		(867)		(7,779)		(1,147)		(8,884)		(1,346)
General and administrative expenses		(33,880)		(4,963)		(54,131)		(7,982)		(35,400)		(5,364)
Research and development expenses		(7,384)		(1,082)		(7,938)		(1,171)		(7,757)		(1,175)
Allowance for doubtful accounts, net		(21,453)		(3,143)		(3,245)		(479)		660		100

Loss from operations		(39,859)		(5,840)		(40,473)		(5,969)		(22,148)		(3,356)
Interest income		1,403		205		1,868		276		1,818		275
Gain on sales of short-term investments		30,262		4,434		52,420		7,730		12,726		1,928
Change in fair value of marketable options		8,777		1,286		(39,817)		(5,871)		21,606		3,274
Gain from disposal of investment under cost method		—		—		11,639		1,716		6,678		1,012
Others		2,773		406		8,612		1,270		(1,328)		(201)

Income (loss) from continuing operations before income tax		3,356		491		(5,751)		(848)		19,352		2,932
Income tax expense		(4,068)		(596)		(66)		(10)		(812)		(123)

(Loss) income from continuing operations		(712)		(105)		(5,817)		(858)		18,540		2,809
(Loss) income from discontinued operations (Net of income tax and non-controlling interest)		(923)		(135)		(1,207)		(178)		809		123

Net (loss) income		(1,635)		(240)		(7,024)		(1,036)		19,349		2,932

(Loss) income from continuing operations per share:
Basic	RMB	(0.02)		*	RMB	(0.16)	US$	(0.02)	RMB	0.51	US$	0.08
Diluted	RMB	(0.02)		*	RMB	(0.16)	US$	(0.02)	RMB	0.49	US$	0.07

(Loss) income from discontinued operations per share:
Basic	RMB	(0.03)	US$	(0.01)	RMB	(0.04)	US$	(0.01)	RMB	0.02		*
Diluted	RMB	(0.03)	US$	(0.01)	RMB	(0.04)	US$	(0.01)	RMB	0.02		*

Net (loss) income per share:
Basic	RMB	(0.05)	US$	(0.01)	RMB	(0.20)	US$	(0.03)	RMB	0.53	US$	0.08
Diluted	RMB	(0.05)	US$	(0.01)	RMB	(0.20)	US$	(0.03)	RMB	0.51	US$	0.07

Weighted average shares used in computation:
Basic		35,117,280		35,117,280		35,322,967		35,322,967		36,260,786		36,260,786
Diluted		35,117,280		35,117,280		35,322,967		35,322,967		37,751,892		37,751,892

*	less than US$0.01
Note: Certain reclassifications of previous reported amounts have been made to conform to the current period presentation. These reclassifications are primarily due to the presentation of discontinued B2B operations and operations of Shanghai Nine Master Meihuilong Catering Management Co., Ltd., a former subsidiary of the Company.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2010
(In thousands, except share-related data)

	For the years ended
	Dec. 31,		Dec. 31,		Dec. 31,		Dec. 31,
	2009		2009		2010		2010
	RMB		US$		RMB		US$
	(unaudited)		(unaudited)		(unaudited)		(unaudited)
Total net revenues		79,639		11,667		78,907		11,954
Total cost of revenues		(17,860)		(2,616)		(17,054)		(2,584)

Gross profit		61,779		9,051		61,853		9,370

Selling and marketing expenses		(13,771)		(2,018)		(16,663)		(2,525)
General and administrative expenses		(62,030)		(9,088)		(89,531)		(13,565)
Research and development expenses		(17,373)		(2,546)		(15,695)		(2,378)
Allowance for doubtful accounts, net		(26,204)		(3,839)		(2,585)		(392)

Loss from operations		(57,599)		(8,440)		(62,621)		(9,490)
Interest income		4,274		626		3,686		558
Gain on sales of short term investments		35,474		5,197		65,146		9,871
Change in fair value of marketable options		27,684		4,056		(18,211)		(2,759)
Gain from disposal of investment under cost method		—		—		18,317		2,775
Others		3,911		572		7,284		1,104

Income from continuing operations before income tax		13,744		2,011		13,601		2,059
Income tax expense		(4,100)		(601)		(878)		(133)

Income from continuing operations		9,644		1,410		12,723		1,926
Loss from discontinued operations (Net of income tax and non-controlling interest)		(8,312)		(1,218)		(398)		(60)

Net income		1,332		192		12,325		1,866

Income from continuing operations per share:
Basic	RMB	0.28	US$	0.04	RMB	0.35	US$	0.05
Diluted	RMB	0.28	US$	0.04	RMB	0.34	US$	0.05
Loss from discontinued operations per share:
Basic	RMB	(0.24)	US$	(0.03)	RMB	(0.01)		*
Diluted	RMB	(0.24)	US$	(0.03)	RMB	(0.01)		*
Net income per share:
Basic	RMB	0.04	US$	0.01	RMB	0.34	US$	0.05
Diluted	RMB	0.04	US$	0.01	RMB	0.33	US$	0.05

Weighted average shares used in computation:
Basic		35,100,194		35,100,194		35,800,428		35,800,428
Diluted		35,100,194		35,100,194		37,291,534		37,291,534

*	less than US$0.01
Note: Certain reclassifications of previous reported amounts have been made to conform to the current period presentation. These reclassifications are primarily due to the presentation of discontinued B2B operations and operations of Shanghai Nine Master Meihuilong Catering Management Co., Ltd., a former subsidiary of the Company.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2009 AND 2010
(In thousands)

	Dec. 31,		Dec. 31,
	2009	2009	2010	2010
	RMB	US$	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash, cash equivalents and term deposits	498,448	73,024	508,772	77,086
Restricted cash	790	116	245	37
Short-term investments	171,226	25,084	231,862	35,130
Inventories	2,403	352	2,161	327
Trade receivables, net	18,121	2,654	2,042	310
Other current assets	7,054	1,034	8,297	1,257

Total current assets	698,042	102,264	753,379	114,147

Non-current assets	281,549	41,247	236,205	35,789

TOTAL ASSETS	979,591	143,511	989,584	149,936

LIABILITIES AND EQUITY

Current liabilities:
Deferred revenue	10,453	1,531	10,699	1,621
Other current liabilities	41,323	6,054	24,952	3,780

Total current liabilities	51,776	7,585	35,651	5,401

Non-current liabilities:
Tax liabilities	5,479	803	5,108	774

Total liabilities	57,255	8,388	40,759	6,175

Total equity	922,336	135,123	948,825	143,761

TOTAL LIABILITIES AND EQUITY	979,591	143,511	989,584	149,936